UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                            CAPITAL TITLE GROUP, INC.
                            -------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   140919 10 1
                                   -----------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 140919 10 1                                          PAGE 2 OF 8 PAGES
---------------------                                          -----------------

1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    DONALD R. HEAD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
    N/A                                                                  (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
              5   SOLE VOTING POWER
                  2,627,345
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6   SHARED VOTING POWER
BENEFICIALLY      0
  OWNED BY    ------------------------------------------------------------------
    EACH      7   SOLE DISPOSITIVE POWER
  REPORTING       2,627,345
   PERSON     ------------------------------------------------------------------
    WITH      8   SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,627,345
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    / /
    N/A
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    26% based upon 10,316,029 shares outstanding at 12/31/96.
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 140919 10 1                                          PAGE 3 OF 8 PAGES
---------------------                                          -----------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    THE HEAD REVOCABLE TRUST DATED APRIL 1, 1975
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
    N/A                                                                  (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Arizona
--------------------------------------------------------------------------------
              5   SOLE VOTING POWER
                  2,025,205
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6   SHARED VOTING POWER
BENEFICIALLY      0
  OWNED BY    ------------------------------------------------------------------
    EACH      7   SOLE DISPOSITIVE POWER
  REPORTING       2,025,205
   PERSON     ------------------------------------------------------------------
    WITH      8   SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,025,205
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    / /
    N/A
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    20%, based upon 10,316,029 shares outstanding at 12/31/96.
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A)  NAME OF ISSUER:

           Capital Title Group, Inc.

ITEM 1(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           4808 North 22nd Street
           Phoenix, Arizona  85016

ITEM 2(A)  NAME OF PERSON FILING:

           The persons filing this Schedule 13G are:  *

           (1)  Donald R. Head
           (2)  The Head Revocable Trust Dated April 1, 1975

           ---------

          * Attached to this Schedule 13G as Exhibit 1 is a Joint Filing Agreement between the persons specified above that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The principal business address of the persons filing this Schedule 13G is 4808 North 22nd Street, Phoenix, Arizona 85016

ITEM 2(C)  CITIZENSHIP:

           Donald R. Head is a citizen of the United States. The Head Revocable Trust was formed under the laws of the State of Arizona.

ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

           Common Stock, $.001 par value

ITEM 2(E)  CUSIP NUMBER:

           140919 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B)OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          (a) / / Broker or Dealer registered under Section 15 of the Act

          (b) / / Bank as defined in Section 3(a)(6) of the Act

          (c) / / Insurance Company as defined in Section 3(a)(19) of the Act

          (d) / / Investment Company registered under Section 8 of the Investment Company Act

          (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940


                                Page 4 of 8 Pages

          (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

          (g) / /  Parent Holding Company, in accordance with ss.240.13d-1(b)(1)
                   (ii)(G) (NOTE: See Item 7)

          (h) / /   Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

          Not  applicable.

ITEM 4.   OWNERSHIP.

     (A)  AMOUNT BENEFICIALLY OWNED:

          Donald R. Head is the beneficial owner of 2,627,345 shares of Common Stock of the Company consisting of (i) 2,025,205 shares held by The Head Revocable Trust of which Mr. Head is the Trustee and a beneficiary, (ii) an option to purchase 301,895 shares of Common Stock from The William and Dorothy Eichbaum Trust Dated November 19, 1986; such option is exercisable anytime during the period ending May 23, 1999, and (iii) an option to purchase 300,245 shares of Common Stock from John M. Redfield Jr. and Linda N. Redfield as Trustees under a Revocable Declaration of Trust Dated October 29, 1982; such option is exercisable anytime during the period ending May 23, 1999. Such amount does not include options to purchase 60,000 shares of Common Stock granted on September 1, 1996 pursuant to the Company's 1996 Stock Option Plan. Such options are exercisable: 50% two years from the date of grant and the remaining 50% three years from the date of grant.

          The  Head Revocable Trust is the beneficial owner of 2,025,205 shares.

     (B)  PERCENT OF CLASS:

          The 2,627,345 shares reported as beneficially owned by Donald R. Head are equal to 26% of the issued and outstanding shares of Common Stock of the Company on December 31, 1996. The 2,025,205 shares held by The Head Revocable Trust are equal to 20% of such issued and outstanding shares.

     (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (1)  Donald R. Head

               (i)   sole power to vote or direct the vote: 2,627,345

               (ii)  shared power to vote or direct the vote: 0

               (iii) sole power to dispose or direct the disposition of:
                     2,627,345

               (iv)  shared power to dispose or direct the disposition of: 0



                                Page 5 of 8 Pages

          (2)  The Head Revocable Trust

               (i)   sole power to vote or direct the vote: 2,025,205

               (ii)  shared power to vote or direct the vote: 0

               (iii) sole power to dispose or direct the disposition of:
                     2,025,205

               (iv)  shared power to dispose or direct the disposition of: 0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not  applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not  applicable.

ITEM 10.  CERTIFICATION

          Not  applicable.



                                Page 6 of 8 Pages

                                    SIGNATURE


        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




Dated:  February 12, 1997           /s/ Donald R. Head
                                    -----------------------------------
                                    DONALD R. HEAD



                                    THE HEAD REVOCABLE TRUST DATED APRIL 1, 1975


Dated:  February 12, 1997           By: /s/ Donald R. Head
                                       --------------------------------
                                       Donald R. Head, Trustee



                                Page 7 of 8 Pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT



       DONALD R. HEAD and THE HEAD REVOCABLE TRUST DATED APRIL 1, 1975 hereby agree and consent to the joint filing on their behalf of the foregong Schedule 13G relating to their beneficial ownership of the Common Stock of Capital Title Group, Inc.



Dated:  February 12, 1997           /s/ Donald R. Head
                                    -----------------------------------
                                    DONALD R. HEAD



                                    THE HEAD REVOCABLE TRUST DATED APRIL 1, 1975


Dated:  February 12, 1997           By: /s/ Donald R. Head
                                       --------------------------------
                                            Donald R. Head, Trustee




                                Page 8 of 8 Pages